Exhibit 99.1

Aeterna Zentaris Inc.
315 Sigma Drive, Ste 302D
Charleston, SC 29486
www.aezsinc.com
Press Release
For immediate release

Aeterna Zentaris Reports Third Quarter 2017 Financial and Operating Results
Prepares for Q4 2017 FDA Approval and Q1 2018 Commercial Launch
CHARLESTON, S.C., November 8, 2017 - Aeterna Zentaris Inc. (NASDAQ, TSX: AEZS) (the “Company”), a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies, today reported financial and operating results for the third quarter ended September 30, 2017.

Third Quarter 2017 Highlights:

•	Macimorelin development progressing toward completion with Prescription Drug User Fee Act date of December 30, 2017;

•	Company prepares for the U.S. Food and Drug Administration (“FDA”) approval and Q1 2018 target commercial launch date;

•	Jeffrey A. Whitnell joins as Interim Chief Financial Officer;

•	Stifel, Nicolaus & Company, Incorporated retained as strategic advisors;

•	Cash on hand of $12.2 million of unrestricted cash and cash equivalents at quarter-end sufficient to take Macrilen™ through approval and no third-party debt;

•	Company adopts disciplined business model focused on cost containment through zero-based budgeting and preserving cash reserves for Macrilen™ product launch.

“We are continuing our laser focus on preparation for the FDA approval of Macrilen™ by December 30, 2017, which will be the only FDA-approved drug for assessing adult growth hormone deficiency in the United States,” said Michael V. Ward, Aeterna Zentaris, Chief Executive Officer. “Our goal is to launch the product in the first quarter of 2018. The Company has reached an important point in its evolution with Jeff Whitnell joining us as the Interim Chief Financial Officer and retention of Stifel Nicolaus during the quarter. We are making progress building out a stronger management team and adopting a disciplined process for strategic review of plans, resources and opportunities. Going forward, we will continue to demonstrate our commitment to ensure that we optimize the use of resources and capital and best position the Company to maximize shareholder value.”

“I am pleased at this time to report that we are almost $2 million dollars ahead in cash reserves of where we thought we would be at this time due to our disciplined new business model that focuses on cost containment realized through zero-based budgeting, said Jeff Whitnell, Interim Chief Financial Officer, Aeterna Zentaris. “These cash reserves position us to take Macrilen™ through approval.”

-more-

Third Quarter Financials

All Amounts are in U.S. Dollars
Revenues
Revenues were $241,000 and $745,000 for the three and nine months ended September 30, 2017, as compared to $269,000 and $607,000 for the same periods in 2016. The year-to-date increase is mainly explained by the expanded contract with Armune BioScience, Inc. (APIFINY®), which was effective June 1, 2016 and the amortization of the up-front payment received in connection with one of the out-licensing agreements that we entered into in the third quarter of 2016 for ZoptrexTM.
Research and Development (“R&D”) costs
R&D costs were $4.1 million and $10.2 million for the three and nine months ended September 30, 2017, compared to $4.5 million and $11.9 million for the same periods in 2016. R&D costs decreased for the three-month and nine-month periods ended September 30, 2017. The decrease in our R&D costs is mainly attributable to lower comparative third-party costs partially offset by the recording, in the third quarter of 2017, of a provision in connection with the Restructuring Program.
Third-party costs attributable to Zoptrex™ decreased during the three and nine months ended September 30, 2017, as compared to the same period in 2016, mainly due to the fact that we closed out the study and related activities in the second quarter following the negative ZoptrexTM top-line results on May 1, 2017. The negative costs for the three-month period ended September 30, 2017 are mainly explained by lower close out costs as compared to the accrual made in the second quarter.

Third-party costs attributable to Macrilen™ decreased during the three and nine months ended September 30, 2017, as compared to the same period in 2016. This is mainly due to the fact that we completed the Phase 3 clinical trial at the end of 2016. The costs incurred in 2017 related to the detailed analysis of the top-line results as well as the preparation of the New Drug Application (“NDA”) filing which was submitted on June 30, 2017. The cost incurred in the third quarter of 2017 are explained mainly by the close out costs as well as additional analysis required by the FDA.
General and Administrative (“G&A”) Expenses
G&A expenses were $1.7 million and $5.4 million for both the three and nine-month periods ended September 30, 2017, as compared to $1.6 million and $5.4 million for the same periods in 2016. The G&A expenses were in-line with our expectations.
Selling Expenses
Selling expenses were $1.7 million and $4.6 million for the three and nine months ended September 30, 2017, as compared to $1.8 million and $5.2 million for the same periods in 2016. Selling expenses for the three and nine months ended September 30, 2017 and 2016 represent mainly the costs of our sales force related to co-promotion activities as well as our sales management team. The decrease in selling expenses is explained by the reduction in the number of sales representatives from 20 to 13 since February 2017. In July 2017, we further reduced the number of sales representative to 10 and we reduced our headcount by one sales manager. Following the creation of the Strategic Review Committee, the board of directors of the Company is currently evaluating options to be ready to promote Macrilen™ quickly following the expected approval.

Net Finance (Costs) Income

Net finance (costs) income was $(2.4) million and $3.2 million for the three and nine months ended September 30, 2017, as compared to $1.6 million and $5.1 million, for the same periods in 2016. The decrease in finance income is mainly attributable to the change in fair value recorded in connection with our warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation, via the application of option pricing models, of outstanding share purchase warrants. The closing price of our common shares, which, on the NASDAQ, fluctuated from $0.84 to $3.65 during the nine-month period ended September 30, 2017, compared to $2.67 to $4.40 during the same period in 2016, also had a direct impact on the change in fair value of warrant liability.
Net Loss
Net loss for the three and nine months ended September 30, 2017 was $9.6 million and $16.3 million (or $0.61 and $1.13 per share), as compared to a net loss of $6.1 million and $16.7 million (or $0.61 and $1.68 per share) for the same periods in 2016. The increase in net loss for the three-month period ended September 30, 2017 is mainly explained by the change in fair value of the warrant liability due to the increase in the share price since June 30, 2017. However, the loss per share during the same period remained stable due to the increase in the weighted average number of shares due to a share issuance done in November 2016 and “at-the-market” issuances done in 2017. The increase in the weighted average number of shares also explains the decrease in the loss per share for the nine-month period.

Liquidity
Cash and cash equivalents were $12.2 million as at September 30, 2017, as compared to $22.0 million as at December 31, 2016. The decrease in cash and cash equivalents as at September 30, 2017, as compared to December 31, 2016, is due to the net cash used in operating activities including variations in components of our working capital. The decrease was partially offset by the net proceeds generated by the issuance of common shares under our various “at-the-market” programs.
Conference Call
The Company will host a conference call to discuss these results on Thursday, November 9, 2017 at 8:30 a.m., Eastern Time. Participants may access the conference call using the following dial-in numbers:

•	Toll-Free: 877-407-8029, Confirmation #13672701

•	Toll: 201-689-8029, Confirmation #13672701
A replay of the conference call will also be available on the Company’s website for a period of 30 days.
For reference, management’s discussion and analysis of financial condition and results of operations for the third quarter ended September 30, 2017, as well as the Company’s interim condensed consolidated financial statements as at September 30, 2017, can be found at www.aezsinc.com in the “Investors” section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies. We are engaged in drug development activities and in the promotion of products for others. We recently resubmitted an NDA to the FDA seeking approval of Macrilen™, an internally developed compound. The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in non-U.S. territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.

Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,”, “would”, “could”, “may” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption “Key Information - Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”). Such statements include, but are not limited to, statements about the timing of, and prospects for, regulatory approval and commercialization of our product candidates, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ and the continued availability of funds and resources to successfully launch the product in the event the FDA approves Macrilen™, the rejection or non-acceptance of the NDA by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize Macrilen™, the degree of market acceptance of Macrilen™ in the event it is approved for commercialization by the FDA, our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation, the litigation involving two former officers of the Company, or other litigation on our cash flow, results of operations and financial position; any evaluation of potential strategic alternatives to maximize potential future growth and stakeholder value may not result in any such alternative being pursued, and even if pursued, may not result in the anticipated benefits, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the applicable Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Condensed Interim Consolidated Statement of Financial Position Information
(in thousands)

	As at September 30,	As at December 31,
(unaudited)	2017	2016
	$	$
Cash and cash equivalents [1]	12,173	21,999
Trade and other receivables and other current assets	802	744
Restricted cash equivalents	377	496
Property, plant and equipment	154	204
Other non-current assets	9,032	8,216
Total assets	22,538	31,659
Payables and other current liabilities	2,665	3,745
Provision for restructuring costs	2,452	33
Current portion of deferred revenues	479	426
Warrant liability	3,419	6,854
Non-financial non-current liabilities [2]	15,478	14,389
Total liabilities	24,493	25,447
Shareholders' (deficiency) equity	(1,955)	6,212
Total liabilities and shareholders' (deficiency) equity	22,538	31,659
_________________________

1.
Approximately $1.0 million and $1.5 million were denominated in EUR as at September 30, 2017 and December 31, 2016, respectively, and approximately $1.7 million and $3.7 million were denominated in Canadian dollars as at September 30, 2017 and December 31, 2016, respectively.

2.	Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.

Condensed Interim Consolidated Statements of Comprehensive Loss Information
(in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
(unaudited)	2017	2016	2017	2016
	$	$	$	$
Revenues
Sales commission and other	122	105	406	319
License fees	119	164	339	288
	241	269	745	607
Operating expenses
Research and development costs	4,124	4,512	10,178	11,876
General and administrative expenses	1,665	1,631	5,420	5,390
Selling expenses	1,652	1,829	4,643	5,219
	7,441	7,972	20,241	22,485
Loss from operations	(7,200)	(7,703)	(19,496)	(21,878)
Gain (loss) due to changes in foreign currency exchange rates	169	(64)	430	326
Change in fair value of warrant liability	(2,617)	1,687	2,700	4,682
Other finance income	17	25	54	131
Net finance (costs) income	(2,431)	1,648	3,184	5,139
Net loss	(9,631)	(6,055)	(16,312)	(16,739)
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(400)	(62)	(1,192)	(301)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	—	(400)	635	(2,622)
Comprehensive loss	(10,031)	(6,517)	(16,869)	(19,662)
Net loss per share (basic and diluted)	(0.61)	(0.61)	(1.13)	(1.68)
Weighted average number of shares outstanding:
Basic and Diluted	15,803,080	9,951,573	14,457,421	9,938,980

Contact:
Michael V. Ward
Chief Executive Officer
IR@aezsinc.com
843-900-3223